

06002446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____ 01/01/05 _____ AND ENDING__ 12/31/2005 _____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. AMARICO, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

96 LIMEKILN ROAD

WEST REDDING	CONNECTICUT	06896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
-    MICHAEL AMARI ——————————————————————————— (203) 938-3530 ——
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
                GARGAN, JAMES M.

(Name – if individual, state last, first, middle name)

11 LAKE AVENUE EXTENTION	DANBURY	CONNECTICUT	06811
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __MICHAEL AMARI_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____M. AMARICO, INC._____ , as

of ____DECEMBER 31_____, 2005____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

3/31/2010

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





Lake Avenue Plaza
11 Lake Avenue Extension
Suite 1C
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

JAMES M. GARGAN, C.P.A.

To The Board of Directors
M. Amarico, Inc.

     I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2005, and have issued my report thereon dated February 17, 2006. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through U.S. Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

     The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

     There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments

required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2005, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Danbury, Connecticut
February 17, 2006

James M. Gargan, CPA



AMES M. GARGAN, C.P.A.

Lake Avenue Plaza
11 Lake Avenue Extension
Suite 1C
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2005, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Danbury, Connecticut
February 17, 2006

Member American Institute of CPA's - New York State Society of CPA's
Connecticut Society of CPA's

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2005

Exhibit A

Assets

Current Assets

Cash and Cash Equivalents	$ 90	
Accounts Receivable	4,689	
Interest Receivable	1,750	
Securities Owned at Market Value (Cost $120,879)	94,173	
Prepaid Expenses & Deposits	557	
Total Current Assets		**$101,259**

Fixed Assets

Automobiles	41,533	
Furniture, Fixtures & Office Equip.	29,614	
Total	$71,147	
Less: Accumulated Depreciation	63,429	
Net Fixed Assets		$ 7,718

Other Assets

Cash Surrender Value Life Insurance		49,526
Total Assets		**$158,503**

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 3,035
Loan Payable	2,518
Shareholder's Loan	17,880
Total Liabilities	$23,433

Commitments and Contingent Liabilities (Note 8)

Stockholders' Equity

Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	85,070
Total Stockholders' Equity (Exhibit D)	$135,070
Total Liabilities and Stockholders' Equity	$158,503

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2005

Accounts Payable		1,798
Accrued Expenses and Payroll Taxes		607
Accrued Income Taxes		630
	Total	$ 3,035

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2005

Revenue

Commissions etc.	$150,016	
Profits (Loss) on Firm Trading Accounts	6,421	
Unrealized Gain (Loss) on Securities Held	(26,163)	
Interest and Dividends	3,558	
Total Revenue		**$133,832**

Expenses

Officer's Salary	$ 2,433
Salary Expense	14,761
Clearing Broker	78,709
Payroll Taxes & Employee Benefits (Note 3)	12,807
Telephone	3,065
Insurance	4,662
Membership Dues & Subscriptions	1,481
Automobile Lease & Expenses	1,586
Office Supplies & Expense	798
Utilities & Other Occupancy	7,562
Material & Repair Expense	1,199
Professional Fee	8,870
NASD & Other Regulatory Expenses	1,700
Travel & Entertainment	2,040
Quote Expense	2,947
Postage	90
Interest Expense	1,988
General & Miscellaneous Expenses	521

Total Expenses	**$147,219**
Profit (Loss) Before Depreciation and Taxes	(13,387)
Less: Depreciation (Note 5)	3,485
Income (Loss) Before Taxes	$(16,872)
Changes in Income Taxes (Note 6)	1,832
Net Income (Loss)	**$ (18,704)**

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2005

Exhibit C

Balance - Beginning of Year	$102,554	
Add: Net Income Per Exhibit B	(18,704)	
Cash Surrender Value Life Insurance	1,220	
Balance - End of Year		$85,070

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$152,554	
Add: Net Income (Loss) Per Exhibit B	(18,704)	
Cash Surrender Value of Life Insurance	1,220	
Balance - End of Year		$135,070

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2005

Exhibit E

Sources (Uses) of Cash
    From Operations

Net Income (Loss)	$ (18,704)	
Depreciation	3,485	
Cash (Uses) of Cash from Operating Activities		$(15,219)

Changes in Assets and Liabilities

Accounts Receivable	1,913	
Accrued Expenses and Taxes	721	
Bank Loan	(18,049)	
Shareholder's Loan	3,640	
Accrued Income Taxes	600	
Net (Uses) of Cash from Operating Activities		$ (11,175)

Cash Flow From Investing and Financing Activities

Purchase of Trade Securities	$(5,640)	
Decrease in Securities Value	26,164	
Purchase of Fixed Assets	(578)	
Net (User) of Cash from Investing and Financing		$ 19,946
Net (Decrease) in Cash		$(6,448)
Cash Beginning of Year		6,538
Cash End of Year		$ 90
Cash Paid During the Year for Income Taxes		$ 1,232
Cash Paid During the Year for Interest		$ 1,988

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2005

Schedule 1

Total Stockholder's Equity Per Exhibit A		$135,070
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	7,718	$ 8,275
Net Capital Before Haircuts on Securities Position		$126,795
Less: Haircuts on Securities Position	$ 6,527	
US Treasury Obligations	1,520	
		$ 8,047
Net Capital		$118,748

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2005

Aggregate Indebtness Liabilities

Accounts Payable	$	1,798
Accrued Expenses and Taxes Payable		607
Advanced Income Taxes		630
Loans Payable		2,518
Total		$ 5,553

Percentage of Aggregate Indebtness to Net
Capital   .05 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

<u>Schedule 2</u>

Not Applicable*

<u>Information Relating to the Possession or Control</u>
<u>Pursuant to Rule 15C3-3</u>
<u>December 31, 2005</u>

<u>Schedule 3</u>

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though ADP Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2005

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$ 120,096
Net Capital Per Schedule 1	118,748
Difference Decrease	$ (1,348)

The Above difference is Reconciled as Follows-

Increase Cash	1
Decrease in Cash Surrender Value	(730)
Increase in Net Fixed Assets	(3,901)
Decrease in Depreciation	3,901
Increase in Bank Loan	(512)
Increase in Income Tax	(600)
Decrease in Payables	493
Total Difference	$ (1,348)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2005

Note 1 - Nature of Corporation's Business

    The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through U.S. Clearing Corp. The agreement with U.S. Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at ADP Clearing Corp.

Note 2 - Capital Stock Issued

    The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

    Contributions to the M. Amarico Pension Plan were not made in 2005 because the plan reached the Full funding Limitation under the rules of 1987 O.S.R.A. regulations. Pension accrual was reduced to reflect the Full Funding of the plan. The remaining pension provision on Amarico's books reflect an accrual of possible contribution for 2005 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

    The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2005 through June 25, 2006. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2005 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

    Included herein is the sum of $3,485 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current

Federal	$	0
State & Local		1,832
	$	1,832

Deferred

Federal		0
State		0
	$	0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2005 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Loss of $(18,704) is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was $26,163. The salaries, paid to non officers, for 2005 were $14,761.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.